The Bash App, Inc
Years Ended December 31, 2023 and 2022
With Independent Accountant's Review Report

The Bash App, Inc

Financial Statements
Years Ended December 31, 2023 and 2022

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
The Bash App, Inc

I have reviewed the accompanying financial statements of THE BASH APP, INC (THE BASH APP LLC in 2022) which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in Members capital, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Friday, May 3, 2024

The Bash App, Inc

Balance sheet (Unaudited)

		As on December 31,		
		2023		2022
Assets				
Current assets:				
Cash and cash equivalents		19,598		66
Total current assets	$	**19,598**	$	**66**
Non-Current Asset				
Loan to Shareholder		781		-
Property, Plant and Equipment				
Software (Development in Progress)		24,857		-
Total	$	**24,857**	$	**-**
Less : Accumulated Depreciation/Amortization		-		-
Net Property, Plant and Equipment	$	**24,857**	$	**-**
Deferred Tax Asset		16,785		-
Total Assets	$	**62,021**	$	**66**
Liabilities and Stockholders' Equity				
Current liabilities:				
Credit Card Payable		228		-
Total current liabilities	$	**228**	$	**-**
Long-term liabilities				
Notes Payable (Interest Free)		110,000		-
Total long-term liabilities	$	**110,000**	$	**-**
Total Liabilities	$	**110,228**	$	**-**
Members Capital		(48,207)		66
Total Members Capital	$	**(48,207)**	$	**66**
Total liabilities and stockholders' Fund	$	**62,021**	$	**66**

See Independent Accountant's Review Report

		For the year Ended December 31,		
		2023		2022
Revenue from Sales and Service		312		261
Total Revenue	$	**312**	$	**261**
Costs of Good Sold		37,500		-
Total Cost of Goods Sold		**37,500**		**-**
Gross Profit	$	**(37,188)**	$	**261**
Expenses:				
Advertising & Marketing		4,057		1,306
Automobile Expenses		1,298		-
Bank Charges & Credit Card fee		69		20
Business License & Fees		66		-
Dues & Subscriptions		2,437		57
Legal and Professional		17,139		181
Meals & Entertainment		1,088		33
Office Expenses		84		-
Travel Expenses		1,500		-
Total operating expenses	$	**27,738**	$	**1,596**
Operating Profit		(64,926)		(1,335)
Other (expense)/Income				
Interest expense		(132)		-
Deferred Tax Income		16,785		
Net Profit	$	**(48,273)**	$	**(1,335)**

See Independent Accountant's Review Report

The Bash App, Inc

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2021	-	-	-
Common stock/Additional Paid in Capital	-	-	-
Less: Net Profit/(Loss)	1,401	(1,335)	66
Balance at December 31, 2022	**1,401**	**(1,335)**	**66**
Additional Paid in Capital/(Capital Distribution)	-	-	-
Less: Net Profit/(Loss)	-	(48,273)	(48,273)
Balance at December 31, 2023	**$ 1,401**	**$ (49,608)**	**$ (48,207)**

See Independent Accountant's Review Report

The Bash App, Inc

Statements of Cash Flows (Unaudited)

	December 31, 2023	2022
Operating activities		
Net income	(48,273)	(1,335)
Change in Defferred Tax Asset	(16,785)	-
Increase (decrease) in trades payables	228	-
Net cash Generated/(used) by operating activities	**(64,830)**	**(1,335)**
Investing activities		
Property and equipment	(24,857)	-
Net cash used in investing activities	(24,857)	-
Financing activities		
Net Proceeds from loan	110,000	-
Loan to Shareholder	(781)	
Net Proceeds from capital contribution/(distribution)	-	1,401
Net cash from financing activities	**109,219**	**1,401**
Net (decrease) increase in cash and cash equivalents	19,532	66
Cash and cash equivalents at beginning of year	66	-
Cash and cash equivalents at end of year	**$ 19,598**	**$ 66**

See Independent Accountant's Review Report

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

On 1st May 2023 The Bash App LLC (A Sole Member LLC) got converted to The Bash App, Inc (C-Corp). The Bash App, Inc ("the Company") offers an all-in-one event management solution that facilitates task and volunteer coordination, profile management across various event-related services, and enhances social media interaction for events. The Company lists events and run ticketing through online payment.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation/Amortization is computed using a straight-line mid- month convention method over the estimated useful lives of the assets.

Repairs and maintenance are performed on equipment or software are expensed as incurred.

The company is in the process of developing the software, expenses incurred to develop software are capitalized, development is on progress hence amortization of software is not started.

There are no indication of Impairment of the software developed and the software that is in the process of development.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.   In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred.   All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions

The Bash App, Inc ("the Company"), was a sole member LLC registered as The Bash App LLC until 1st May, 2023. Shareholder and Director Steve Goodrick contributed capital as an when needed by business in 2022. During the year 2022 Steve Goodrick contributed $1,401 as capital. During the year 2023 Loan of $781 was given to Steve Goodrick and the balance of $781 is outstanding as on 31st Dec 2023.

3. Deferred Tax Calculation (For Carryforward Losses)

Tax Year	Tax Benefit - Federal	Tax Benefit - State	Total	Tax Year benefit expires
2023	13,662	3,123	16,785	Indefinite
Total	**13,662**	**3,123**	**16,785**	
Less : Valuation Allowance	-	-	-	
Net Deferred Tax Asset	**13,662**	**3,123**	**16,785**	

Deferred tax has been calculated as per loss in books for 2023, @21% for Federal and 4.8% for State.
In 2022 the company was an LLC, hence Deferred tax for the loss in 2022 is not provided for.

4. Debts and Loan
During the year 2023 the company took a Loan of $110k issuing Promissory notes , the Promissory Notes are Long Term, Interest free and does not have a definite repayment date.

5. Commitments and Contingencies
As of the date of issuance of financials, May 03, 2024, the company has no commitments or contingencies.

6. Subsequent Events
  Management has evaluated subsequent events through May 03, 2024, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.